Point of Care Nano-Technology, Inc.

109 Ambersweet Way

Davenport, FL 33897

December 28, 2021

Via EDGAR and E-Mail

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences

100 F Street, N.E.

Washington, DC. 20549

Attn: Jeanne Bennett

   Jeanne Baker

   Dillon Hagius

   Ada D. Sarmento

Re:                       Point of Care Nano-Technology, Inc.

Amendment No. 1 to Registration Statement on Form 10-12G

Filed December 2, 2021

File No. 000-56356

Ladies and Gentlemen:

We hereby submit the responses of Point of Care Nano-Technology, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated December 16, 2021, providing the Staff’s comments with respect to the Company’s Amendment No. 1 to Registration Statement on Form 10-12G (the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting to the Commission its Amendment No. 2 to the Registration Statement (the “Amendment No. 2”) via EDGAR.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 1 to Registration Statement on Form10-12G Filed December 2, 2021

Item 1. Business

Overview

Historical Development, page 3

1.	We note your revisions in response to prior comment one that appear to disclose that the License Agreement with Lamina Equities Corporation is the sole asset that would be transferred in the assignment and assumption agreement with Dr. Guirguis, but Exhibit A to the agreement indicates that all of the assets as of April 15, 2021, including the name of the company, would be transferred. Please revise your disclosure accordingly or advise. Exhibit A to the agreement also indicates that all liabilities, including accounts payable, debt of any kind, and judgments against the company as of April 15, 2021, and any and all legal actions taken against the company with claims prior to April 15, 2021 would be transferred. We note that your disclosure here and in the risk factor on page 6 indicates that the only outstanding debts that would be transferred would be contingent liabilities. Please revise to disclose what these contingent liabilities are and quantify them, if possible. We also note your disclosure that the agreement can be terminated by you at any time since the transaction did not close by October 1, 2021. It does not appear that you can terminate the agreement unless you have consent from Dr. Guirguis or certain events took place or failed to occur prior to October 1, 2021. Please clarify.

Response: We have clarified the above discussed disclosure in Amendment No. 2.

Report of Independent Registered Public Accounting Firm, page F-1

2.	Please request K. R. Margetson Ltd. to appropriately date their report.

Response: As requested, K. R. Margetson his appropriately dated its report which is filed as part of Amendment No. 2.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (732) 723-7395 or Paul Levites of Bevilacqua PLLC at (202) 869-0888 (ext. 103).

Sincerely,

Point of Care Nano-Technology, Inc.

By:	/s/ Nicholas Devito
Nicholas DeVito
Chief Executive Officer

cc: Paul Levites, Esq.